Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

November 24, 2015	Gabrielle A. Bernstein 617 832 1161 direct gbernstein@foleyhoag.com

VIA EDGAR

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549
Re:	Cellectar Biosciences, Inc. (CIK 0001279704) Registration Statement on Form S-3

Ladies and Gentlemen:

This letter constitutes supplemental correspondence on behalf of Cellectar Biosciences, Inc., a Delaware corporation (the “Company”), related to and filed together with the Company’s Registration Statement on Form S-3 (the “Registration Statement”). The Registration Statement covers the resale by the selling stockholders identified therein (the “Selling Stockholders”) of up to 1,500,000 shares of the Company’s common stock, $0.00001 par value per share (“Common Stock”), issuable upon exercise of outstanding warrants to purchase Common Stock (the “Warrants”). The Warrants were issued in a private placement which closed on October 1, 2015. The Company was required to file this Registration Statement within 60 days after October 1, 2015 pursuant to a registration rights agreement with the Selling Stockholders, even though the Warrants will not become exercisable until April 1, 2016.

Please direct any communications concerning the Registration Statement to Paul Bork at (617) 832-1113, email—pbork@foleyhoag.com, or, in his absence, Daniel Clevenger at (617) 832-1283, email—dclevenger@foleyhoag.com, or me at the telephone number and email address set forth above.

Sincerely,

/s/ Gabrielle A. Bernstein
Gabrielle A. Bernstein

cc:	Paul Bork, Esq. Daniel Clevenger, Esq.